UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D. C. 20549


                              SCHEDULE 13D
                Under the Securities Exchange Act of 1934
                           (Amendment No. 10)

                         CompuDyne Corporation
                         ---------------------
                           (Name of Issuer)

                 Common Stock (Par Value $.75 Per Share)
                 ---------------------------------------
                      (Title of Class of Securities)

                               204795 30 6
                               -----------
                             (CUSIP Number)

                              Corcap, Inc.
                           120 Union Street
                     Willimantic, Connecticut 06226
                             (860) 456-4187

                            with a copy to:

                         Kathleen A. Maher, Esq.
                         Tyler Cooper & Alcorn
                           205 Church Street
                    New Haven, Connecticut 06509-1910
                            (203) 784-8234

     (Name, address and telephone number of person authorized to receive notices and communications)

                            December 31, 1996
                     (Dates of events which require
                       filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule D, and is filing this Schedule because of Rule d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].








CUSIP No. 204795 30 6
---------------------

-----------------------------------------------------------------     (1)
Name of Reporting Person:
          Corcap, Inc.  ID# 06-1237135

-----------------------------------------------------------------
     (2) Check the Appropriate Box if a Member of a Group:
                      (a).....    (b).....

-----------------------------------------------------------------
     (3) SEC USE ONLY:

-----------------------------------------------------------------
     (4) Source of Funds: (00)

-----------------------------------------------------------------
     (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(3): [ ]

-----------------------------------------------------------------
     (6) Citizenship or place of organization: Nevada

-----------------------------------------------------------------
Number of Shares Beneficially Owned by Reporting Person With:

     ------------------------------------------------------------
     (7) Sole Voting Power: 81,055

     ------------------------------------------------------------
     (8) Shared Voting Power: 0

     ------------------------------------------------------------
     (9) Sole Dispositive Power: 81,055

     ------------------------------------------------------------
     (10) Shared Dispositive Power: 0

     ------------------------------------------------------------
     (11) Aggregate Amount Beneficially Owned By Reporting Person:
          81,055

     -------------------------------------------------------------
     (12) Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares: [ ]

     ------------------------------------------------------------
     (13) Percent of Class Represented by Amount in Row (11):
          2.4%

     -------------------------------------------------------------
     (14) Type of Reporting Person:  CO


------------------------------------------------------------------------




Item 1.  Security and Issuer.
-----------------------------

This statement on Schedule D relates to the common stock, par value $.75 per share ("Common Stock") of CompuDyne Corporation (the "Company"), a Nevada corporation whose principal executive offices are located at 120 Union Street, Willimantic, Connecticut 06226.

Item 2.  Identity and Background.
---------------------------------

  (a)-(c) and (f). This statement on Schedule D is filed by Corcap, Inc. ("Corcap"), a Nevada corporation, whose principal executive offices are located at 120 Union Street, Willimantic, Connecticut 06226. Corcap is a holding company.

  (d) Neither Corcap nor, to the best of its knowledge, any executive officer, director or controlling person of Corcap has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.

  (e) Neither Corcap nor, to the best of its knowledge, any executive officer, director or controlling person of Corcap has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------

Corcap is reporting the disposition of 227,826 shares of CompuDyne common Stock. Corcap is not reporting the purchase or acquisition of any securities.


Item 4.  Purpose of Transaction.
-------------------------------

On April 26, 1996 Corcap entered into an agreement with counsel and the Union for certain retirees of the Dayville plant to transfer 22,500 shares of CompuDyne Common Stock to the retirees in settlement of certain medical insurance payments as well as certain life insurance payments which ceased in 1991 when Corcap was unable to continue to make these payments

By agreement dated as of May 15, 1996, between Corcap and the Pension Benefit Guaranty Corporation (the "PBGC"), Corcap agreed to transfer 412,660 shares of CompuDyne Common Stock to the PBGC in full satisfaction of claims arising under ERISA Section 4062 in connection with the termination of the Corcap, Inc. Pension Plan 1A and the Corcap, Inc. Pension Plan 6B (collectively, the "Plans"). Of the 412,660 shares, Corcap had previously transferred 224,000 shares to the Plans as reported in Corcap's Amendment No. 8 to Schedule 13D, filed by Corcap on September 25, 1995. The remaining 188,660 shares were transferred to the PBGC on May 15, 1996.

On March 25, 1996, Corcap entered into a Settlement Agreement (the "Settlement Agreement") with Lydall, Inc. ("Lydall") which provided for the transfer of 120,000 restricted shares of CompuDyne Corporation Common Stock by Corcap to Lydall in settlement of certain matters as reported in Corcap's Amendment No. 9 to Schedule 13D, filed by Corcap on April 4, 1996. As part of the Settlement Agreement Lydall required that CompuDyne enter into a registration rights agreement with Lydall obligating CompuDyne to register the transferred shares upon demand of Lydall two years following the date of the Agreement or in a "piggyback registration" at any time upon the proposed registration by CompuDyne of its stock. In order to induce CompuDyne to enter into such agreement, Corcap agreed to issue an option (the "Option") to CompuDyne to purchase 16,666 shares of CompuDyne Common Stock at an exercise price of $.01 per share exercisable immediately for a period of five years under a Stock Option Agreement, dated as of March 25, 1996, between Corcap and CompuDyne (the "Option Agreement").

On December 31, 1996, CompuDyne exercised the Option with respect to all 16,666 shares of CompuDyne Common Stock.

After the transfer of 22,500 shares of CompuDyne Common Stock to the Dayville retirees, the transfer of an additional 188,660 shares to the PBGC, and the transfer of 16,666 shares to CompuDyne upon exercise of the Option, Corcap owns 81,055 shares, or 2.4%, of the issued and outstanding shares of CompuDyne Common Stock. Consequently, Corcap is no longer a five percent owner of CompuDyne Common Stock and will no longer be reporting on transactions in this stock.


ITEM 5.  Interest In Securities Of The Issuer
---------------------------------------------

     (a) Corcap now has beneficial ownership of 81,055 shares of CompuDyne Common Stock, which is approximately 2.4% of CompuDyne's issued and outstanding stock as of December 31, 1996.

     (b) Corcap has the sole power to vote or direct the vote of 81,055 shares of CompuDyne Common Stock. With respect to 27,000 shares of CompuDyne Common Stock, Corcap is limited in its power to dispose of such stock which is subject to an escrow agreement described in Amendment No. 7 to its Schedule 13.D. With respect to the remaining 54,055 shares of CompuDyne Common Stock, Corcap has the sole power to dispose or direct the disposition of, such shares.

     (c)  See Item 4 above.

     (d) Corcap is aware of no other person having any right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the 81,055 shares of CompuDyne Common Stock beneficially owned by Corcap.

     (e) The date on which Corcap ceased to be the beneficial owner of more than five percent of CompuDyne Common Stock was May 15, 1996.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
-----------------------------------------------------------------

Corcap has no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of CompuDyne which relate to such matters as transfer or voting of any such securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and no such contract, arrangement, understanding or relationship exists between Corcap and the Company.

Item 7.  Material to be filed as Exhibits.
-----------------------------------------

     (1)  April 26, 1996 agreement between Corcap and the
          Dayville retirees.

     (2)  Settlement Agreement, dated May 15, 1996, between the
          Pension Benefit Guaranty Corporation and Corcap.

     (3)  March 25, 1996 Stock Option Agreement, dated March 25,
          1996 between Corcap and CompuDyne.

     (4)  Stock Option Exercise Notice of CompuDyne, dated
          December 31, 1996.


SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:  January 10, 1997

                                      /s/  Diane W. Burns
                                      -------------------
                                      Diane W. Burns
                                      President


-----------------------------------------------------------------------


               ATTENTION:  INTENTIONAL MISSTATEMENTS OR
                 OMISSIONS OF FACT CONSTITUTE CRIMINAL
                      VIOLATIONS (18 U.S.C. 1001).